Exhibit 99.1

Vantage Corp Reports Financial Results for the First Half Fiscal 2026 Ended September 30, 2025

Singapore – January 20, 2026 – Vantage Corp (NYSE American: VNTG) (“Vantage” or the “Company”), a shipbroking company providing comprehensive services including brokerage, consultancy, and operational support in the tanker market, reports financial and operational results for the first six months of fiscal 2026 ended September 30, 2025.

Recent Operational Highlights

●	Closed the acquisition of PJ Marine Singapore Pte. Ltd. (“PJ Singapore”)

●	Entered into a Sales and Purchase Agreement (SPA) to acquire three shipbroking firms, PJ Singapore, PJ Marine Shanghai Co., Ltd. (“PJ Shanghai”), and Peijun Marine Consultant Co., Limited (“Peijun Marine”)

●	Announced and executed on over half of the proposed $1 million share repurchase program

Management Commentary

“Over the past several months since our public listing, we’ve made some encouraging strides towards our global expansion initiative,” said Vantage Corp CEO Andre D’Rozario. “Starting with our most recent news, we were pleased to close the acquisition of PJ Singapore, in addition to entering into a SPA to acquire PJ Shanghai and Peijun Marine. These three acquisitions support our entry into the China market, which we believe has significant potential within the Petrochemicals and Sales & Purchase (S&P) market. These three firms not only align with Vantage operationally but provide us with the necessary network and infrastructure to accelerate our presence in the China market.

“Looking ahead, we intend to continue focusing on our global expansion initiative through inorganic means. We are continuing to evaluate a handful of opportunities in Europe and North America, including the potential acquisitions of shipbroking firms as well as targeted talent acquisitions of experienced brokers across global markets. These efforts are aimed at delivering immediate impact to our global footprint and client network. By strategically adding firms and personnel that align with Vantage’s mission and vision, we aim to continue growing and scaling our operational presence in Singapore, Dubai, China, and explore opportunities to eventually enter the European and North American markets.”

First Half Fiscal 2026 Financial Results

Total revenue for the six months ended September 30, 2025, was $8.5 million compared to $10.4 million in the same period last year. The decrease primarily reflects broader market pressures driven by external factors, including tariffs imposed by President Trump and the July 2025 sanctions, which introduced uncertainty across global trade and dampened overall demand, in addition to decrease in revenue from DPP operations.

Gross profit for the six months ended September 30, 2025, was $4.9 million, while gross margin was 57.8%. Gross profit for the same period last fiscal year was $7.2 million, while gross margin was 68.6%. The decrease was primarily driven by current market conditions resulting in leaner commission structures, partially offset by the Company’s increased focus on cost management.

Total operating expenses for the six months ended September 30, 2025, were $2.9 million compared to $1.5 million in the same period last year. The increase was primarily due to higher general and administrative expenses primarily driven by post-IPO structural adjustments, in addition to modest increase in selling and marketing and depreciation and amortization expenses.

Net income for the six months ended September 30, 2025, was $1.5 million compared to $4.7 million in the same period last year. The decline reflects both lower revenue and higher operating expenses, partially offset by ongoing cost management initiatives.

EBITDA for the six months ended September 30, 2025, was $2.2 million compared to $5.7 million in the same period last year.

Forward book order for the six months ended September 30, 2025 was $1.2 million compared to $760,000 in the same period last year.

As of September 30, 2025, cash and cash equivalents were $11.7 million compared to $5.9 million on March 31, 2025. The increase during the six month period was primarily driven by net IPO proceeds.

Vantage Corp CFO Lilian Lim commented: “Amid heightened market volatility during the six-month period stemming from tariffs and sanctions, we executed strategic changes to our business model that have meaningfully improved the sustainability and predictability of our future income streams. This includes a deliberate shift in focus toward term contracts, which provide stable and predictable income regardless of market volatility, compared to our prior heavy reliance on spot fixtures that are typically one-off, non-recurring contracts. As a result of this strategy shift, term contracts increased 8.9% year-over-year, and our forward order book grew to $1.2 million. Going forward, we remained focused on expanding our forward order book to enhance revenue visibility across future quarters and support efficient cost management.”

Conference Call

Vantage Corp CEO Andre D’Rozario will host a conference call and webcast tomorrow, January 21, 2026, at 8:30 a.m. Eastern time to discuss its financial and operational results for the first six months of fiscal 2026 ended September 30, 2025.

To listen to the audio webcast, please visit Vantage Corp’s Investor Relations website at https://www.vantageshipbrokers.com/investors or use the webcast link below. A replay of the webcast will also be available on Vantage Corp’s Investor Relations website shortly after the call.

Date/Time: Wednesday, January 21, 2026, at 8:30 a.m. Eastern time

Dial-In: https://register-conf.media-server.com/register/BI8f2aca1110b741a89fd5d8eb14b9386f

Webcast: https://edge.media-server.com/mmc/p/3hgg2yrt

Earnings Presentation: https://www.vantageshipbrokers.com/investors-news-events

First Half Fiscal 2026 Revenue by Commission Type and Geographical Region

	For the Six Months Ended September 30, 2025
	Singapore	Dubai	Total
	US$	US$	US$

Freight commission	6,044,533	155,402	6,199,935
Freight hire commission	1,530,697	7,503	1,538,200
Demurrage commission	690,679	15,289	705,968
Deviation and other commission	85,140	3,942	89,082
Total	8,351,049	182,136	8,533,185

	For the Six Months Ended September 30, 2024
	Singapore	Dubai	Total
	US$	US$	US$

Freight commission	7,811,621	183,840	7,995,461
Freight hire commission	1,307,220	104,764	1,411,984
Demurrage commission	826,696	966	827,662
Deviation and other commission	189,343	2,928	192,271
Total	10,134,880	292,498	10,427,378

Non-GAAP Financial Measure: Adjusted EBITDA

To supplement our GAAP results, we present Adjusted EBITDA, a non-GAAP financial measure that we define as net income adjusted for interest expense, income tax, depreciation and amortization, and interest income (including interest earned on fixed deposits). We use Adjusted EBITDA to evaluate core operating performance and guide strategic planning. This measure is widely used by investors and analysts to assess underlying business performance, excluding items that may vary significantly across companies.

	For the Six Months Ended September 30,
	2025	2024
	US$	US$

Net Income (GAAP)	1,473,399	4,688,060

Add (Deduct):
Interest Expenses	23,530	6,581
Income Tax	493,404	961,716
Depreciation and Amortization	244,970	102,927
Interest Income	(585)	(13,080)
Adjusted EBITDA	2,234,718	5,746,204

Form 6-K

Vantage Corp has filed its Form 6-K with an interim balance sheet and semi-annual income statement as of September 30, 2025, with the U.S. Securities and Exchange Commission on January 05, 2026.

The report is available on the SEC’s website at www.sec.gov and on the Company’s website at https://www.vantageshipbrokers.com/investors.

About Vantage Corp

Founded in 2012 by five seasoned shipbrokers, Vantage Corp provides comprehensive shipbroking services, including operational support and consultancy services, in the tanker markets, covering clean petroleum products (“CPP”) and petrochemicals, dirty petroleum products (“DPP”), biofuels and vegetable oils. Vantage Corp also has a sales & projects team, a research/strategy team and an IT team. Vantage over the years has emerged as a trusted intermediary and a pivotal link between oil companies, traders, shipowners, and commercial managers, ensuring smooth logistical flow for cargo deliveries to timely demurrage and claims settlements. Through its 100%-owned subsidiary Vantage (BVI) Corporation, Vantage Corp operates a growing network of regional subsidiaries, including Vantage Shipbrokers Pte Ltd (Singapore), Vantage Nexus Commercial Brokers Co., L.L.C (UAE), and PJ Marine Singapore Pte. Ltd. Vantage Corp listed on the NYSE American on 12 June 2025. For more information, visit https://www.vantageshipbrokers.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future performance, outlook, strategies and general business conditions. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Vantage’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s annual report on Form 20-F filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

VNTG@gateway-grp.com

Vantage Corp and Subsidiaries

Condensed Consolidated Balance Sheets

	30 September 2025	31 March 2025
	US$	US$
	(Unaudited)

ASSETS
Current Assets
Cash and Cash Equivalents	11,664,012	5,948,806
Accounts Receivable, Net	3,941,981	3,766,357
Prepaid Expenses and Other Current Assets, Net	3,604,105	1,193,972
Total Current Assets	19,210,098	10,909,135

Non-Current Assets
Plant and Equipment, Net	243,773	108,746
Right-of-Use Assets	1,221,954	142,525
Total Non-Current Assets	1,465,727	251,271

TOTAL ASSETS	20,675,825	11,160,406

LIABILITIES
Current Liabilities
Lease Payable – Current	477,227	144,747
Accounts Payable	51,265	46,177
Accruals and Other Current Liabilities	314,282	3,873,327
Dividend Payable	5,307,063	5,101,002
Income Tax Payable	1,257,889	853,048
Total Current Liabilities	7,407,726	10,018,301

Non-Current Liabilities
Lease Payable – Non-Current	754,231	981
Deferred Tax Liabilities	4,710	1,325
Dividend Payable	-	1,500,000
Total Non-Current Liabilities	758,941	1,502,306

TOTAL LIABILITIES	8,166,667	11,520,607

SHAREHOLDERS’ EQUITY
Ordinary shares, Class A, US$0.001 par value, 25,000,000 shares authorized, 11,371,120 and 7,633,620 issued and outstanding as of September 30, 2025 and March 31, 2025, respectively	11,371	7,634
Ordinary shares, Class B, US$0.001 par value, 25,000,000 shares authorized, 20,366,380 issued and outstanding as of September 30, 2025 and March 31, 2025, respectively	20,366	20,366
Additional paid-in capital	11,392,121	-
Retained Earnings / (Accumulated Deficit)	607,402	(865,997)
Merger Reserve	504,549	504,549
Accumulated Other Comprehensive Loss	(26,651)	(26,753)
Total Shareholders’ Equity (Deficit)	12,509,158	(360,201)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,675,825	11,160,406

Vantage Corp and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations and other Comprehensive Loss

	For the Six Months Ended September 30,
	2025	2024
	US$	US$

Revenue	8,533,185	10,427,378
Cost of Revenue (exclusive of depreciation and amortization shown separately below)	(3,603,689)	(3,274,354)
Gross Profit	4,929,496	7,153,024
Operating Expenses:
Selling and Marketing Expenses	666,399	570,710
Depreciation and Amortization	244,970	102,927
General and Administrative Expenses	2,030,163	838,042
Total Operating Expenses	2,941,532	1,511,679
Income from Operations	1,987,964	5,641,345
Other Income (Expense):
Government Grants	1,784	1,932
Other Income	585	13,080
Interest Expenses	(23,530)	(6,581)
Total Other (Expense) Income	(21,161)	8,431
Income before Tax Expense	1,966,803	5,649,776
Income Tax Expense	(493,404)	(961,716)
Net Income	1,473,399	4,688,060
Other Comprehensive Income
Foreign currency translation loss, net of taxes	102	283
Total Comprehensive Income	1,473,501	4,688,343

Earnings Per Share Attributable to Weighted Average Number of Outstanding Ordinary Shares
Basic and Diluted	0.05	0.17

Weighted Average Number of Outstanding Ordinary Shares
Basic and Diluted	30,233,265	28,000,000 *

*	Retroactively presented for 28,000,000 ordinary shares issued in preparation of the Company’s initial public offering